CHATHAM LODGING TRUST

50 Cocoanut Row, Suite 211

Palm Beach, Florida 33480

January 13, 2015

VIA EDGAR

Mr. Eric McPhee

Staff Accountant

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chatham Lodging Trust

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 11, 2014

File No. 001-34693

Dear Mr. McPhee:

Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), is transmitting for filing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 16, 2014.

For convenience, each comment contained in your December 16, 2014 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2013

Item 6. Selected Financial Data, page 35

1.	Please tell us why you have presented only three years of financial data instead of the five years (or for the life of the registrant and its predecessors, if less) proscribed by Item 301 of Regulation S-K.

RESPONSE: The Company advises the Staff that it has concluded that it inadvertently omitted the selected financial data for the period ended December 31, 2010 in its Form 10-K for the year ended December 31, 2013. The Company completed its initial public offering on April 21, 2010 and no operating history exists prior to the initial public offering. The Company will include the selected financial data for the last five fiscal years in Item 6 of its future Form 10-K filings.

Mr. Eric McPhee

January 13, 2015

Consolidated Balance Sheets, page F-3

2.	Your balance sheets reflect a liability, distributions and losses in excess of investments of unconsolidated real estate entities, reflecting negative equity in unconsolidated entities. Please clarify to us whether you have any obligation to fund the operations of, or have guaranteed any of the liabilities of these entities. Refer to ASC 323-10-35-20.

RESPONSE: In response to the Staff’s comment, the Company notes that ASC 323-10-35-20 states “the investor ordinarily shall discontinue applying the equity method if the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.” The unconsolidated real estate entities referenced in the Staff’s comment represent two joint ventures between affiliates of the Company and Cerberus Capital Management, which includes the “Innkeepers JV” (as defined in Note 1 to the Company’s consolidated financial statements included in its Form 10-K for the year ended December 31, 2013) and the “Torrance JV.” The Company advises the Staff that only the Innkeepers JV had negative equity as of December 31, 2013. As of December 31, 2013, the Company served as managing member of, and had a 10.3% ownership interest in, the Innkeepers JV. The Company has not made any guarantees of the Innkeepers JV’s indebtedness except for certain customary non-recourse carve-out provisions such as environmental conditions, misuse of funds and material misrepresentations. The Company’s guaranty obligations are limited to 10.3% of the guaranty obligation, commensurate with its ownership interest in the Innkeepers JV.

With respect to other contractual commitments to provide further financial support to the Innkeepers JV, the underlying operating agreements for this joint venture require the Company to fund its pro rata share of additional capital call contributions proportional to its ownership interest. If the Company does not fund an additional capital contribution under the operating agreements of the Innkeepers JV, the Company’s ownership interest will be diluted and if diluted to a certain level, the Company would be removed as managing member of the entity. In addition, the Company would incur certain penalties in the event it does not fund its share of any additional capital contributions. The Company intends to make any such additional capital contributions to maintain its ownership interest in the Innkeepers JV. In addition, under the terms of the operating agreements of the Innkeepers JV, the Company has significant upside financial return potential upon occurrence of a capital event, at which time

Mr. Eric McPhee

January 13, 2015

the Company may be entitled to receive non-proportional preferential returns, depending on the return to the joint venture. This return potential provides additional incentive for the Company to maintain its ownership interest in the joint venture by funding any additional capital calls.

Furthermore, the Company has referenced ASC 323-10-35-21 which further provides that “an investor shall, however, provide for additional losses if the imminent return to profitable operations by an investee appears to be assured. For example, a material, nonrecurring loss of an isolated nature may reduce an investment below zero even though the underlying profitable operating pattern of an investee is unimpaired.”

The Company further advises the Staff that the unconsolidated real estate entity operates in an industry (ownership of real and personal property operated as hotels) whereby significant book losses can be recorded due to significant amounts of depreciation wherein the unconsolidated real estate entity is still profitable and producing positive operating cash flows and cash flow distributions. The Innkeepers JV had recently refinanced its mortgage debt and the members received large cash distributions which were a significant contributor to the deficit balance at December 31, 2013.

Based on the Company’s intent to fund any further required capital contributions and the nature of the entity, the Company believes that it is appropriate to reduce the balance of its investments in the joint ventures below zero.

2. Summary of Significant Accounting Policies

Investment in Unconsolidated Real Estate Entities, page F-9

3.	Please clarify how you determined that you do not have a controlling interest in either of the two joint ventures. Your disclosure on page F-15 suggests that you are the managing member in each of the joint ventures and as such there would be a presumption of control by analogy to ASC-970-810-25-3.

RESPONSE: In response to the Staff’s comment, the Company confirms that it is the managing member of each of the joint ventures. ASC 970-810-25-3 states that there is a presumption of control by a general partner, however “the rights of limited partners may overcome that presumption of control.” The ASC goes further to say such evaluation should be conducted in accordance with the guidance in ASC 810-20.

Mr. Eric McPhee

January 13, 2015

ASC 810-20-25-5 states that the presumption of control is overcome if the limited partners have substantive kick-out rights or other substantive operating rights. In these two joint ventures, in which the Company is a managing member, each non-managing member may remove the managing member for cause. In addition, the non-managing members may only unilaterally dissolve these ventures after five years. Therefore the non-managing members do not have substantive kick-out rights.

However, ASC 810-20-25-13 defines substantive participating rights as those that allow the non-managing members to effectively participate in the following actions:

•	Selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures

•	Establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business

The Company advises the Staff that, under the terms of the joint venture agreements, the rights of the non-managing members in these joint ventures include the following:

•	The non-managing member may require the managing member to eliminate any position associated with managing member personnel for the benefit of the venture.

•	The non-managing member’s approval is required for the annual operating budget and business plan.

•	The non-managing member’s approval is required for any capital calls.

•	The non-managing member’s approval is required for any acquisitions or dispositions of properties.

•	The non-managing member’s approval is required for any contractual arrangements greater than $25,000 annually that were not previously included in the operating budget approved by the non-managing member.

•	The non-managing member’s approval is required for any distributions.

•	The non-managing member’s approval is required for any bank financing or interest rate protection agreement.

•	The non-managing member’s approval is required for any insurance not previously included in the operating budget.

•	The non-managing member’s approval is required for any expenditure that is greater than the approved budget by $50,000.

Mr. Eric McPhee

January 13, 2015

•	The non-managing member’s approval is required to change the venture’s depreciation and accounting methods for federal income tax purposes.

•	The non-managing member’s approval is required to change the management company that operates the venture’s hotels.

•	The non-managing member’s approval is required for entry into any lease (other than short term equipment leases).

•	The non-managing member is the tax matters member responsible for all tax returns and tax related matters.

•	The non-managing member can unilaterally compel, cause and undertake the liquidation of the joint venture and take all actions related thereto, including the disposition of all then remaining properties, at any time following April 25, 2016 without managing member consent.

•	The non-managing member can compel, cause and undertake the disposition of any property in an arms-length transaction to any person other than the non-managing member without managing member consent.

•	The non-managing member can make any action which may be reasonably necessary for the continuation of the joint venture’s valid existence as a limited liability company.

•	Only the non-managing member can initiate or approve any restructuring plan relating to the restructuring of the joint venture.

•	The non-managing member shall have the right, in its sole and absolute discretion, to remove the managing member if the managing member the fails to meet certain obligations under the partnership agreement.

Based on the facts and circumstances above, the Company believes that the non-managing members’ rights described above, including the rights to approve operating and capital decisions surrounding the activities which most significantly impact the entity’s economic performance, constitute substantive participating rights as set forth in ASC 810-20 and therefore the presumption of control by the managing member in ASC 970-810-25-3 is overcome.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Eric McPhee

January 13, 2015

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (561) 227-1386.

Sincerely,

/s/ Dennis M. Craven
Name:	Dennis M. Craven
Title:	Executive Vice President and Chief Financial Officer

cc: William Demarest